FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 24, 2008

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ”AU Optronics Corp. Reports 2Q2008 Results”, dated July 24, 2008.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2008 Results”, dated July 24, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 24, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 2Q2008 Results

Issued by: AU Optronics Corp.
Issued on: July 24, 2008

Hsinchu, Taiwan, July 24, 2008 –

AUO Second Quarter 2008 Unaudited Consolidated Financial Highlights:

* Revenue: NT$123.48 billion (US$ 4.1 billion*), 9.6% QoQ decline
* Net income after tax: NT$20.39 billion (US$672 million)
* Basic Earnings per Share: NT$2.57 (or US$0.84 per ADR)
* Gross margin: 25%, Operating margin: 19.5%

AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today announced its second quarter 2008 unaudited consolidated revenue of NT$123.48 billion and net income of NT$ 20.39 billion, which attributable to equity holders of the parent company was NT$20.17 billion. And, basic EPS equaled NT$2.57 per common share (US$ 0.84 per ADR). For the first half year ended June 30, 2008, AUO's consolidated revenues totaled NT$260.106 billion (US$8.57 billion), net income NT$47.4 billion (US$1,561million), and basic EPS NT$5.98 per common share (US$1.97 per ADR.)

The company shipped large-sized panel of 21.85 million units, a 0.8% sequentially decreased but a 12% YoY increase. Small- and medium-sized panel shipments amounted to 41.88 million, increased 11.1% QoQ and 29.9% YoY respectively.

Mr. Max Cheng, CFO and Spokesperson of AUO noted that owing to the slow season and uncertainties of the current macro environment, shipments and ASP in both IT and TV panels were lower than its previous expectations.  However, AUO not only adjusted the product portfolio to meet with the changes of market demand, but also cautiously managed its inventory level (including raw materials, work-in-progress and finish goods) to be at around 40 days.  Therefore, AUO was able to report its gross margin and operating margin of 25.0% and 19.5% respectively, and net income of NT$ 20.4 billion, a substantial improvement from NT 5.9 billion in 2Q2007.  As a result, AUO continuously reduced the debt ratio and strengthened its financial structure to cope with any unexpected challenges in the future.

2

* Amounts converted by an exchange rate of NTD30.36 :USD1 as of June 30, 2008.
* All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”)

#                      #                      #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is the world’s 2nd largest manufacturer* of large-sized thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20%* of global market share in 1Q/2008 and revenues of NT$480.2 billion (US$14.81billion)* in 2007.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT-LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large-sized (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2008 WW Large-Area TFT-LCD Shipment Report dated Apr 24, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news.  Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on December 31, 2006.

For more information, please contact:

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
Second Quarter 2008 Results
Investor Conference

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                                  Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and
Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on
AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and
fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between
ROC GAAP and US GAAP can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December, 2007 filed with the United States Securities and Exchange Commission.

                                                  2              AUO Proprietary & Confidential

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Consolidated Income Statement

AUO

Amount : NT$ Million Except Per Share Data

	2Q'08		1Q'08		QoQ %	2Q'07	
Net Sales	**123,476**	100.0%	**136,630**	100.0%	*(9.6%)*	**106,009**	100.0%
Cost of Goods Sold	(92,661)	(75.0%)	(99,546)	(72.9%)	*(6.9%)*	(93,890)	(88.6%)
Gross Profit	**30,815**	**25.0%**	**37,084**	**27.1%**	***(16.9%)***	**12,119**	**11.4%**
Operating Expenses	(6,754)	(5.5%)	(6,774)	(5.0%)	*(0.3%)*	(5,193)	(4.9%)
Operating Income	**24,062**	**19.5%**	**30,310**	**22.2%**	***(20.6%)***	**6,926**	**6.5%**
Net Non-operating Expenses	(444)	(0.4%)	(1,456)	(1.1%)	*(69.5%)*	(851)	(0.8%)
Income before Tax	**23,617**	**19.1%**	**28,855**	**21.1%**	***(18.2%)***	**6,076**	**5.7%**
Net Income	**20,392**	**16.5%**	**26,985**	**19.8%**	***(24.4%)***	**5,917**	**5.6%**
Attributable to:							
Equity holders of the parent company	20,165	16.3%	26,861	19.7%	*(24.9%)*	5,987	5.6%
Minority interest	226	0.2%	124	0.1%	*82.0%*	(70)	(0.1%)
Net Income	**20,392**	**16.5%**	**26,985**	**19.8%**	***(24.4%)***	**5,917**	**5.6%**
Basic EPS (NT$)[(a)]	**2.57**		**3.41**		***(24.7%)***	**0.79**	

Operating Income + D&A	**44,044**	**35.7%**	**50,114**	**36.7%**	***(12.1%)***	**27,758**	**26.2%**

Unit Shipments (mn)[(b)]					
Large Size Panels	**21.8**		**22.0**	*(0.8%)*	**19.5**
Small & Medium Size Panels	**41.9**		**37.7**	*11.1%*	**32.2**

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total diluted weighted average outstanding shares of each quarter (7,867m shares in 2Q08, 7,867m shares in 1Q08 and 7,576m shares in 2Q07) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

AUO Proprietary & Confidential

>

                                Consolidated Balance Sheet Highlights

Amount : NT$ Million

Cash & ST Investment                    93,048       114,944      (19.0%)      21,814
Inventory                               43,737        37,238       17.5%       44,681
Short Term Debt(a)                      41,694        38,667        7.8%       39,346
Long Term Debt                          96,990       138,777      (30.1%)     166,571
Equity                                 326,337       327,254       (0.3%)     240,438
Total Assets                           622,808       637,215       (2.3%)     557,468
Inventory Turnover (Days)(b)                40            33                       43
Debt to Equity                            42.5%         54.2%                    85.6%
Net Debt to Equity                        14.3%         19.5%                    77.3%

- Unaudited, prepared by AUO on a consolidated basis

(a)  Short term debt refers to all interest bearing debt maturing within one year

(b)  Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days AUO Proprietary & 4 Confidential

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                                  Consolidated Cash Flow Highlights
Amount : NT$ Million

From Operating Activities                         40,631          45,791          (5,159)
Net Profit                                        20,392          26,985          (6,594)
Depreciation & Amortization                       19,983          19,803             179
Net Change in Working Capital                       (970)         (1,024)             53
------------------------------------------------------------------------------------------------
From Investing Activities                        (23,261)        (22,712)           (548)
Capital Expenditure                              (21,096)        (22,283)          1,187
------------------------------------------------------------------------------------------------
From Financing Activities                        (39,137)          1,213         (40,351)
Net Change in Debt                               (39,169)          1,222         (40,391)
------------------------------------------------------------------------------------------------
Net Change in Cash(a)                            (21,671)         23,851         (45,522)

- Unaudited, prepared by AUO on a consolidated basis

(a)  In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries . AUO Proprietary & 5
     Confidential

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Consolidated Revenues by Application

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Large Panel - ASP by Unit

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Consolidated Shipments & ASP by Area

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Consolidated Small & Medium Panel Shipments & Revenues

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Capacity by Fab

Fab	Substrate Size (mm)	6/2008 Capacity	9/2008 (F) Capacity
L3A (G3.5)	610 x 720	40,000	40,000
L3B (G3.5)	610 x 720	20,000 LTPS	20,000 LTPS
L3C (G3.5)	600 x 720	60,000	60,000
L3D (G3.5)	620 x 750	30,000	30,000
L4A (G4.0)	680 x 880	60,000	60,000
L5A (G5.0)	1100 x 1250	50,000	50,000
L5B (G5.0)	1100 x 1300	70,000	70,000
L5C (G5.0)	1100 x 1300	120,000	120,000
L5D (G5.0)	1100 x 1300	70,000	70,000
L6A (G6.0)	1500 x 1850	120,000	120,000
L6B (G6.0)	*1500 x 1850*	*100,000*	*120,000*
L7A (G7.5)	*1950 x 2250*	*60,000*	*75,000*

– Capacity based on monthly glass substrate input

10

AUO Proprietary & Confidential

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www.auo.com ir@auo.com

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2008			June 30, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	3,033	92,070	14.8	20,034	3.6	72,036	359.6
Available-for-Sale Financial Assets - Current	32	978	0.2	1,780	0.3	(801)	(45.0)
Notes & Accounts Receivables	2,078	63,074	10.1	61,134	11.0	1,941	3.2
Other Current Financial Assets	140	4,236	0.7	1,183	0.2	3,052	257.9
Inventories	1,441	43,737	7.0	44,681	8.0	(943)	(2.1)
Other Current Assets	373	11,311	1.8	5,289	0.9	6,022	113.8
Total Current Assets	7,095	215,406	34.6	134,101	24.1	81,305	60.6
Long-term Investments	314	9,538	1.5	5,972	1.1	3,566	59.7
Fixed Assets	21,040	638,778	102.6	575,865	103.3	62,914	10.9
Less Accumulated Depreciation	(8,728)	(264,968)	(42.5)	(190,383)	(34.2)	(74,585)	39.2
Net Fixed Assets	12,313	373,810	60.0	385,481	69.1	(11,671)	(3.0)
Other Assets	792	24,054	3.9	31,913	5.7	(7,859)	(24.6)
Total Assets	20,514	622,808	100.0	557,468	100.0	65,340	11.7
LIABILITIES
Short-term Borrowings	18	531	0.1	743	0.1	(212)	(28.5)
Accounts Payable	2,856	86,704	13.9	77,062	13.8	9,642	12.5
Current Installments of Long-term Borrowings	1,356	41,163	6.6	38,602	6.9	2,560	6.6
Current Financial Liabilities	11	334	0.1	630	0.1	(296)	(47.0)
Accrued Expense & Other Current Liabilities	980	29,748	4.8	13,989	2.5	15,759	112.7
Dividend Payable	648	19,671	3.2	1,515	0.3	18,156	1198.6
Machinery and Equipment Payable	701	21,293	3.4	17,796	3.2	3,497	19.7
Total Current Liabilities	6,569	199,444	32.0	150,337	27.0	49,106	32.7
Long-term Borrowings	2,817	85,533	13.7	138,622	24.9	(53,089)	(38.3)
Bonds Payable	377	11,457	1.8	27,949	5.0	(16,492)	(59.0)
Other Long-term Liabilities	1	38	0.0	121	0.0	(84)	(69.0)
Total Long-term Liabilities	3,196	97,028	15.6	166,692	29.9	(69,665)	(41.8)
Total Liabilities	9,765	296,471	47.6	317,030	56.9	(20,558)	(6.5)
SHAREHOLDERS’ EQUITY
Common Stock	2,592	78,682	12.6	75,738	13.6	2,944	3.9
Capital Collected In Advance	0	2	0.0	231	0.0	(229)	(99.2)
Stock Dividends To Be Distributed	210	6,371	1.0	2,088	0.4	4,283	205.1
Capital Surplus	3,752	113,917	18.3	111,517	20.0	2,400	2.2
Retained Earnings	3,813	115,751	18.6	40,994	7.4	74,757	182.4
Cumulative Translation Adjustments	36	1,106	0.2	596	0.1	510	85.6
Unrealized Gain/Loss on Financial Products	37	1,118	0.2	392	0.1	726	185.3
Deferred Compensation Cost	0	0	0.0	(2)	0.0	2	–
Minority Interest	309	9,390	1.5	8,884	1.6	506	5.7
Total Shareholders’ Equity	10,749	326,337	52.4	240,438	43.1	85,899	35.7
Total Liabilities & Shareholders’ Equity	20,514	622,808	100.0	557,468	100.0	65,340	11.7

Note:       (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.36 per USD as of June 30, 2008

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2008 and 2007 and March 31, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2008		% of	2Q 2007	YoY	2Q 2008		% of	1 Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,067	123,476	100.0	106,009	16.5	4,067	123,476	100.0	136,630	(9.6)
Cost of Goods Sold	3,052	92,661	75.0	93,890	(1.3)	3,052	92,661	75.0	99,546	(6.9)
Gross Profit	1,015	30,815	25.0	12,119	154.3	1,015	30,815	25.0	37,084	(16.9)
Operating Expenses
SG&A	169	5,140	4.2	3,943	30.3	169	5,140	4.2	5,087	1.1
R&D	53	1,613	1.3	1,249	29.1	53	1,613	1.3	1,687	(4.4)
	222	6,754	5.5	5,193	30.1	222	6,754	5.5	6,774	(0.3)
Operating Income	793	24,062	19.5	6,926	247.4	793	24,062	19.5	30,310	(20.6)
Net Non-Operating Expenses	(15)	(444)	(0.4)	(851)	(47.8)	(15)	(444)	(0.4)	(1,456)	(69.5)
Income before Income Tax	778	23,617	19.1	6,076	288.7	778	23,617	19.1	28,855	(18.2)
Income Tax Expense	(106)	(3,226)	(2.6)	(159)	1,934.1	(106)	(3,226)	(2.6)	(1,869)	72.6
Net Income	672	20,392	16.5	5,917	244.6	672	20,392	16.5	26,985	(24.4)
Attributable to:
Equity Holders of The Parent Company	664	20,165	16.3	5,987	236.8	664	20,165	16.3	26,861	(24.9)
Minority Interest	7	226	0.2	(70)	–	7	226	0.2	124	82.0
Net Income	672	20,392	16.5	5,917	244.6	672	20,392	16.5	26,985	(24.4)
Basic Earnings Per Share	0.08	2.57		0.79		0.08	2.57		3.41
Basic Earnings Per ADR(3)	0.84	25.63		7.90		0.84	25.63		34.15
Weighted-Average Shares Outstanding (‘M)		7,867		7,576			7,867		7,867

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$30.36 per USD as of June 30, 2008
(3) 1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended June 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1 H 2008		1 H 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,561	47,377	812
Depreciation & Amortization	1,310	39,786	40,024
Provision for Inventory Devaluation	14	429	64
Investment Loss (Gain) under Equity Method	(1)	(19)	41
Changes in Working Capital & Others	(38)	(1,151)	(3,123)
Net Cash Provided by Operating Activities	2,847	86,422	37,818

Cash Flows from Investing Activities:
Proceeds from Disposal of AFS Investments	9	270	11
Acquisition of Property, Plant and Equipment	(1,429)	(43,379)	(43,450)
Proceeds from Disposal of Property, Plant and Equipment	1	32	17
Increase in Long-term Investments	(67)	(2,039)	(722)
Increase in Deferred Assets and Intangible Assets	(26)	(776)	(1,421)
Decrease (Increase) in Other Assets	(3)	(81)	152
Net Cash Used in Investing Activities	(1,514)	(45,973)	(45,413)

Cash Flows from Financing Activities:
Increase (Decrease) in Short-term Borrowings	13	395	(2,986)
Increase in Guarantee Deposits	0	5	0
Decrease in Long-term Borrowings and Bonds Payable	(1,263)	(38,342)	(15,053)
Employee Stock Options Exercised	1	19	45
Change in Minority Interest	(0)	(2)	407
Net Cash Used by Financing Activities	(1,249)	(37,924)	(17,586)

Cash Proceeds from QDI and CFI Acquisition	0	0	1,604
Effect of Exchange Rate Changes on Cash	(11)	(345)	(314)
Net Decrease (Increase) in Cash and Cash Equivalents	72	2,180	(23,891)
Cash and Cash Equivalents at Beginning of Period	2,961	89,890	43,926
Cash and Cash Equivalents at End of Period	3,033	92,070	20,034

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.36 per USD as of June 30, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
June 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	June 30, 2008			June 30, 2007		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,630	79,848	13.6	15,796	3.0	64,052	405.5
Available-for-Sale Financial Assets - Current	32	978	0.2	1,780	0.3	(801)	(45.0)
Notes & Accounts Receivables	2,053	62,334	10.7	61,526	11.7	807	1.3
Other Current Financial Assets	32	979	0.2	1,092	0.2	(113)	(10.3)
Inventories	1,307	39,668	6.8	40,579	7.7	(911)	(2.2)
Other Current Assets	360	10,925	1.9	5,084	1.0	5,841	114.9
Total Current Assets	6,414	194,731	33.3	125,856	23.8	68,875	54.7
Long-term Investments	1,204	36,546	6.2	28,089	5.3	8,457	30.1
Fixed Assets	18,625	565,467	96.6	511,450	96.9	54,017	10.6
Less Accumulated Depreciation	(7,694)	(233,592)	(39.9)	(167,181)	(31.7)	(66,411)	39.7
Net Fixed Assets	10,931	331,875	56.7	344,269	65.2	(12,394)	(3.6)
Other Assets	727	22,060	3.8	29,753	5.6	(7,693)	(25.9)
Total Assets	19,276	585,212	100.0	527,967	100.0	57,245	10.8
LIABILITIES
Accounts Payable	2,876	87,325	14.9	77,066	14.6	10,260	13.3
Current Installments of Long-term Borrowings	1,208	36,673	6.3	34,914	6.6	1,759	5.0
Current Financial Liabilities	11	319	0.1	617	0.1	(298)	(48.2)
Accrued Expense & Other Current Liabilities	797	24,195	4.1	11,594	2.2	12,601	108.7
Dividend Payable	648	19,671	3.4	1,515	0.3	18,156	1198.6
Machinery and Equipment Payable	594	18,029	3.1	15,113	2.9	2,917	19.3
Total Current Liabilities	6,133	186,212	31.8	140,817	26.7	45,395	32.2
Long-term Borrowings	2,325	70,577	12.1	127,536	24.2	(56,959)	(44.7)
Bonds Payable	377	11,457	2.0	27,949	5.3	(16,492)	(59.0)
Other Long-term Liabilities	1	19	0.0	111	0.0	(92)	(82.9)
Total Long-term Liabilities	2,703	82,053	14.0	155,596	29.5	(73,543)	(47.3)
Total Liabilities	8,836	268,265	45.8	296,413	56.1	(28,148)	(9.5)
SHAREHOLDERS’ EQUITY
Common Stock	2,592	78,682	13.4	75,738	14.3	2,944	3.9
Capital Collected In Advance	0	2	0.0	231	0.0	(229)	(99.2)
Stock Dividends To Be Distributed	210	6,371	1.1	2,088	0.4	4,283	205.1
Capital Surplus	3,752	113,917	19.5	111,517	21.1	2,400	2.2
Retained Earnings	3,813	115,751	19.8	40,994	7.8	74,757	182.4
Cumulative Translation Adjustments	36	1,106	0.2	596	0.1	510	85.6
Unrealized Gain/Loss on Financial Products	37	1,118	0.2	392	0.1	726	185.3
Deferred Compensation Cost	0	0	0.0	(2)	0.0	2	–
Total Shareholders’ Equity	10,440	316,947	54.2	231,554	43.9	85,393	36.9
Total Liabilities & Shareholders’ Equity	19,276	585,212	100.0	527,967	100.0	57,245	10.8

Note:   (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.36 per USD as of June 30, 2008

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June, 2008 and 2007 and March 31, 2008
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2008		% of	2Q 2007	YoY	2Q 2008		% of	1Q 2008	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	4,031	122,373	100.0	105,929	15.5	4,031	122,373	100.0	136,239	(10.2)
Cost of Goods Sold	3,090	93,813	76.7	95,430	(1.7)	3,090	93,813	76.7	100,668	(6.8)
Gross Profit	941	28,560	23.3	10,499	172.0	941	28,560	23.3	35,571	(19.7)
Operating Expenses
SG&A	143	4,354	3.6	3,276	32.9	143	4,354	3.6	4,294	1.4
R&D	53	1,613	1.3	1,231	31.0	53	1,613	1.3	1,687	(4.4)
	197	5,967	4.9	4,507	32.4	197	5,967	4.9	5,981	(0.2)
Operating Income	744	22,593	18.5	5,992	277.1	744	22,593	18.5	29,591	(23.6)
Net Non-Operating Income (Expenses)	30	914	0.7	(33)	—	30	914	0.7	(864)	—
Income before Income Tax	774	23,507	19.2	5,959	294.5	774	23,507	19.2	28,727	(18.2)
Income Tax Benefit (Expense)	(110)	(3,341)	(2.7)	28	—	(110)	(3,341)	(2.7)	(1,865)	79.1
Net Income	664	20,165	16.5	5,987	236.8	664	20,165	16.5	26,861	(24.9)

Basic Earnings Per Share	0.08	2.57		0.79		0.08	2.57		3.41
Basic Earnings Per ADR(3)	0.84	25.63		7.90		0.84	25.63		34.15
Weighted-Average Shares Outstanding (‘M)		7,867		7,576			7,867		7,867

Note:    (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$30.36 per USD as of June 30, 2008
(3) ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Period Ended June 30, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1 H 2008		1 H 2007
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,549	47,026	882
Depreciation & Amortization	1,162	35,290	36,635
Provision for Inventory Devaluation	14	412	11
Investment Gain under Equity Method	(44)	(1,331)	(614)
Changes in Working Capital & Others	29	887	(2,689)
Net Cash Provided by Operating Activities	2,710	82,284	34,224
Cash Flows from Investing Activities:
Proceeds from Disposal of AFS Investments	10	300	0
Acquisition of Property, Plant and Equipment	(1,280)	(38,849)	(37,905)
Proceeds from Disposal of Property, Plant and Equipment	8	241	4
Increase in Long-term Investments	(148)	(4,506)	(3,116)
Increase in Deferred Assets and Intangible Assets	(25)	(745)	(1,420)
Decrease (Increase) in Other Assets	(1)	(44)	145
Net Cash Used in Investing Activities	(1,436)	(43,603)	(42,291)
Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(0)	(1)	(2)
Repayment of Long-term Borrowings and Bonds Payable	(1,296)	(39,348)	(17,204)
Employee Stock Options Exercised	1	19	45
Net Cash Used by Financing Activities	(1,295)	(39,329)	(17,161)
Effect of Exchange Rate Changes on Cash	(1)	(35)	(17)
Net Decrease in Cash and Cash Equivalents	(23)	(684)	(25,245)
Cash and Cash Equivalents at Beginning of Period	2,653	80,532	41,042
Cash and Cash Equivalents at End of Period	2,630	79,848	15,796

Note:  (1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 30.36 per USD as of June 30, 2008